Exhibit 12.1

OTTER TAIL CORPORATION
CALCULATION OF RATIOS

							Six Months Ended
		Year Ended December 31,					June 30,
		1999 (a)	2000	2001	2002	2003	2003	2004
Earnings:
Pretax income from continuing operations		$69,784,257	$59,397,298	$63,685,762	$66,188,568	$54,586,338	$25,669,069	$23,378,823
Plus fixed charges (see below)		18,069,648	20,055,142	19,671,799	22,612,037	22,786,790	11,447,449	11,175,119

Total earnings	1	$87,853,905	$79,452,440	$83,357,561	$88,800,605	$77,373,128	$37,116,518	$34,553,942

Fixed Charges
Interest charges		$14,712,507	$16,559,112	$15,801,291	$17,965,795	$17,498,269	$8,799,643	$8,438,545
Amortization of debt expense, premium and discount		593,271	576,340	568,533	772,242	982,521	494,806	490,074
Estimated interest component of operating leases		2,763,870	2,919,690	3,301,975	3,874,000	4,306,000	2,153,000	2,246,500

Total fixed charges	2	$18,069,648	$20,055,142	$19,671,799	$22,612,037	$22,786,790	$11,447,449	$11,175,119

Preferred Dividend Requirement		$3,345,365	$2,646,749	$2,836,621	$985,444	$951,877	$483,567	$501,278

Total Fixed Charges and Preferred Dividend Requirement	3	$21,415,013	$22,701,891	$22,508,420	$23,597,481	$23,738,667	$11,931,016	$11,676,397

Ratio of Earnings to Fixed Charges		4.86	3.96	4.24	3.93	3.40	3.24	3.09

(1) Divided by (2)
Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements		4.10	3.50	3.70	3.76	3.26	3.11	2.96

(1) Divided by (3)

(a) Pretax income from continuing operations includes a pre-tax gain of approximately $14.5 million from the sale of radio station assets in October 1999.